Exhibit 97.1

AMENDED AND RESTATED
EXECUTIVE COMPENSATION CLAWBACK POLICY

The Board of Directors of the Company (the “Board”) believes that it is in the best interests of ChampionX Corporation (the “Company”) and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for-performance compensation philosophy. Accordingly, and pursuant to Rule 10D-1 adopted under the Securities Exchange Act of 1934 (the “Exchange Act”), the rules promulgated thereunder and the listing standards of the national securities exchange on which the Company’s securities are listed (the “Exchange”), as of the Effective Date, the Board has amended and restated the Company’s previous Executive Compensation Clawback Policy dated June 3, 2020 (the “Prior Policy”), as set forth herein (this “Policy”).
Administration. This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee of the Board (the “Compensation Committee”), in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.
Triggering Events. In the event the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (each and “Accounting Restatement”), the Company shall reasonably promptly recover the Overpayment (as defined below) received by any Covered Officers (as defined below) during the Covered Period (as defined below) in accordance with this Policy.
The date that the Company is required to prepare an Accounting Restatement (the “Restatement Date”) is the earlier to occur of:
(a)The date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes or reasonably should have concluded, that the Company’s previously issued financial statements contain a material error requiring the Company to prepare such Accounting Restatement; and
(b)The date a court, regulator or other legally authorized body directs the Company to prepare such Accounting Restatement.
Covered Period. Incentive-Based Compensation (as defined below) is subject to recovery under this Policy if received during the three completed fiscal years immediately preceding the Restatement Date or during any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (the “Covered Period”). For the avoidance of doubt, the right to recovery is limited to Incentive-Based Compensation paid or distributed during the Covered Period.
Incentive-Based Compensation is deemed received in the Company’s fiscal year during which the applicable financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant occurs following such fiscal year. If an award is subject to both time-based and performance-based vesting conditions, it is considered received upon satisfaction of the performance-based conditions, even if the award continues to be subject to time-based vesting conditions.
Covered Persons. This Policy applies to the Company’s current and former executive officers (as determined by the Board in accordance with Section 10D of the Exchange Act, the rules promulgated thereunder, and the listing standards of the Exchange) and such other senior executives or employees who may from time to time be deemed subject to this Policy by the Board (each, a “Covered Executive”).

Exhibit 97.1
Incentive-Based Compensation. For purposes of this Policy, “Incentive-Based Compensation” is any compensation granted, earned or vested based wholly or in part upon the attainment of any financial reporting measures, including, but not limited to: (i) non-equity incentive plan awards that are earned solely or in part by satisfying a financial reporting measure performance goal; (ii) bonuses paid from a bonus pool, where the size of the pool is determined solely or in part by satisfying a financial reporting measure performance goal; (iii) other cash awards based on satisfaction of a financial reporting measure performance goal; (iv) restricted stock, restricted stock units, stock options, stock appreciation rights, and performance share units that are granted or vest solely or in part on satisfying a financial reporting measure performance goal; and (v) proceeds from the sale of shares acquired through an incentive plan that were granted or vested solely on in part on satisfying a financial reporting measure performance goal.
A financial reporting measure is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such measures, as well as non-GAAP measures, stock price and total shareholder return. Financial reporting measures include, but are not limited to: revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); net assets or net asset value per share; earnings before interest, taxes, depreciation and amortization; funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); any financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an accounting restatement; and tax basis income.
Compensation that would not be considered Incentive-Based Compensation includes, but is not limited to, (i) salaries, (ii) equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, (iii) non-equity incentive plan awards earned solely based on satisfying strategic or operational measures, and (iv) bonus awards or other compensation to the extent they are discretionary or based on subjective goals, goals unrelated to financial reporting measures, and/or completion of a specific employment period.
Recovery Amount. The amount of Incentive-Based Compensation subject to recovery under this Policy is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid (the “Overpayment”). For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement:
(a)The Overpayment amount shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and
(b)The Company shall maintain documentation of the determination of such reasonable estimate and provide the documentation to the Exchange.
Method of Recoupment. The Board will determine, in its sole discretion, the method for recouping any Overpayment hereunder which may include, without limitation:
(a)requiring reimbursement of cash Incentive-Based Compensation previously paid;
(b)seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;
(c)offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;
(d)cancelling outstanding vested or unvested equity awards; and/or
(e)taking any other remedial and recovery action permitted by law, as determined by the Board.
Enforcement and Impracticability. The Company shall recover any Overpayment in accordance with this Policy, except to the extent the Compensation Committee, or, in its absence, a majority of the independent directors serving on the Board, determines that recovery is impracticable because:
(a)the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered;

Exhibit 97.1
(b)recovery would violate home country law where that law was adopted prior to November 28, 2022; or
(c)recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
Additional Terms. The Company may not provide insurance to or indemnify any Covered Executive for the loss of erroneously awarded Incentive-Based Compensation. The Board is authorized to interpret and construe this Policy and to make all determinations as necessary, appropriate, or advisable for the administration of the Policy. The terms of this Policy shall be interpreted in accordance with the terms of Rule 10D-1 of the Exchange Act and the listing standards of the Exchange.
Amendment; Termination. The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect the final rules or additional standards adopted by a national securities exchange on which the Company’s securities are listed. The Board may terminate this Policy at any time.
Other Recoupment Rights. The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment or service agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.
Successors. This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representative.
This Policy applies to any Incentive-Based Compensation received by any Covered Executive on or after October 2, 2023 (the “Effective Date”) (including Incentive-Based Compensation granted pursuant to arrangements existing prior to the Effective Date), and the Prior Policy shall continue to apply to incentive compensation granted, vested or paid prior to October 2, 2023.

Approved by the Board of Directors effective as of October 2, 2023